CONSENT OF PHILLIP ST. GEORGE

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The revised annual information form of the Company dated July 22, 2003 and the annual information form of the Company dated April 17, 2002, which include reference to my name in connection with information relating to the Rock Creek Project, the Donlin Creek Project, the Shotgun Project and the Saddle Project;

  The annual report of the Company for the fiscal year ended November 30, 2002 and the annual report of the Company for the fiscal year ended November 30, 2001, which include reference to my name in connection with information relating to the Rock Creek Project, the Shotgun Project and the Saddle Project;

  The material change reports and press releases of the Company dated June 4, 2003, April 9, 2003, February 6, 2003, January 30, 2003, December 11, 2002, November 26, 2002, November 14, 2002, October 3, 2002, September 13, 2002, September 4, 2002, July 16, 2002, June 5, 2002 and February 18, 2002, which include reference to my name in connection with information relating to the Rock Creek Project, the Donlin Creek Project, the Shotgun Project and the Saddle Project.

 Dated at Eagle River, Alaska, October 20, 2003

/s/ Philip St. George
Philip St. George